SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For December 17, 2003


                      BONSO ELECTRONICS INTERNATIONAL INC.
                      ------------------------------------
                 (Translation of Registrant's name into English)



              Unit 1106-1110, 11/F., Star House 3 Salisbury Road,
                         Tsimshatsui Kowloon, Hong Kong
                         ------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

              Form 20-F  [X]                       Form 40-F  [ ]


[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

              Yes  [ ]                             No  [X]

  Bonso Electronics International Inc. Extends the Exercise Date and Reprices
                              Outstanding Warrants

     HONG KONG, December 17, 2003/PRNewswire-FirstCall/ -- Bonso Electronics International, Inc. (Nasdaq: BNSO-News and BNSOZ-News) / - Bonso Electronics International Inc. (the "Company") today announced an amendment to the terms of outstanding warrants (the "warrants") to purchase shares of the Company's common stock. The expiration date of the warrants was extended from December 31, 2003 until February 13, 2004. The warrants will now expire at 2:00 PM (Pacific Time) February 13, 2004. In addition to extension of the warrants, the Company's Board of Directors approved changes to the exercise price of the warrants The exercise price of the warrants was reduced from $17.50 to $8.25. Each two warrants are exercisable to now purchase one share of our common stock at an exercise price of $8.25. No other term or condition relating to the warrants or their exercise was amended.

     The warrants, which were a dividend to holders of record on January 19, 2000. Holders of the warrants will be notified by mail and provided with the details of the changes.

     "We have made the adjustments to our publicly traded warrants as part of our overall financing strategy," said Anthony So, Bonso's President and CEO.

     This press release does not constitute an offer to sell or a solicitation of an offer to purchase securities and is qualified in its entirety by the more detailed information set forth in the Sticker Supplement to the Company's Prospectus filed with the Securities and Exchange Commission on December 17, 2003.

About Bonso Electronics

     Headquartered in Hong Kong, Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of telecommunications products, electronic scales and weighing instruments. Bonso products are manufactured in the People's Republic of China with customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. For further information, visit the company's web site at www.bonso.com.

     The statements contained in the press release, which are not historical fact are forward-Looking statements that involve certain risks and uncertainties including, but not limited to, risks associated with the uncertainty of future financial results, seasonality of sales of certain products, additional financing requirements, development of new products, government approval processes, the impact of competitive products or pricing, technological changes, currency fluctuations, estimates of market growth, the effect of economic conditions and other uncertainties detailed in the company's filings with the United States Securities and Exchange Commission.

     USA Contact:
     George O'Leary
     Tel: 949-760-9611
     Fax: 949-760-9607

     Hong Kong Contact:
     Cathy Pang
     Tel: 852-2605-5822
     Fax: 852-2691-1724

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BONSO ELECTRONICS INTERNATIONAL, INC.
                                         (Registrant)



Date: December 17, 2003                  By: /s/ Henry F. Schlueter
      -----------------                  ---------------------------------------
                                         Henry F. Schlueter, Assistant Secretary